

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Zhengbin (Bing) Yao, Ph.D.
Chief Executive Officer
ArriVent Biopharma, Inc.
18 Campus Boulevard, Suite 100
Newtown Square, PA 19073

Re: ArriVent Biopharma, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12, 10.13, 10.14 and 10.15
Filed January 5, 2024
File No. 333-276397

Dear Zhengbin (Bing) Yao:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences